Asia Entertainment & Resources Ltd. Announces Second Quarter and
First Half 2012 Financial Results

Hong Kong, China – August 13, 2012 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited financial results for the second quarter and six-month periods ended June 30, 2012. All currency amounts are stated in United States dollars.

Second Quarter 2012 Highlights and Subsequent Events

•	Rolling Chip Turnover for the three months ended June 30, 2012 in the Company’s VIP gaming rooms was $4.7 billion, up 8% year-over-year, compared to $4.3 billion in the same period of 2011.

•	Net income, which includes a gain of $7.7 million for the change in fair value of contingent consideration related to the acquisition of King’s Gaming, grew 4% to $22.0 million, or $0.52 per share (fully diluted), in the three months ended June 30, 2012, from $21.1 million, or $0.54 per share (fully diluted). in the same period of 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $15.6 million, or $0.37 per share (fully diluted), in the three months ended June 30, 2012 compared to $17.3 million, or $0.44 per share (fully diluted). for the three months ended June 30, 2011.

•	On July 31, 2012, the Company announced that its Board of Directors established a new share repurchase program, which will expire on June 30, 2013. The share repurchase program authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management.

•	On August 1, 2012, the Company announced that beginning on September 1, 2012, the Company would change its remuneration model to a revenue sharing model for all of its VIP rooms. Currently, all AERL rooms are under a fixed commission model of 1.25% of Rolling Chip Turnover.

•	On August 6, 2012, the Company announced that it had entered into a non-binding memorandum of understanding whereby it would acquire Bao Li Gaming Promotion Limited (“BLGP”). The Company expects to close the transaction by September 30, 2012.

“For the year, the Chinese economy has experienced a gradual slowing, which caused us to tighten our credit to junket agents, thus affecting our results for the second quarter,” said Mr. Man Pou Lam (Mr. Lam), Chairman of AERL. “We believe that the Chinese government has been implementing policies that should result in renewed economic growth in the latter half of the year, which will allow us to return to a more normal credit policy, leading toward higher Rolling Chip Turnover. In addition, we believe our new revenue sharing model, which becomes effective September 1, will permit us to grow our commission base as a percentage of Rolling Chip Turnover and, with the impending acquisition of BLGP, further grow our Rolling Chip Turnover and help to reduce volatility. We are pleased to have the opportunity to add BLGP to the Asia Entertainment family and remain committed to growing our business presence in the Macau VIP gaming market and create value for our shareholders.”

Six Month 2012 Highlights

•	Rolling Chip Turnover for the six months ended June 30, 2012 in the Company’s VIP gaming rooms was $10.1 billion, up 20% year-over-year, compared to $8.4 billion in the same period of 2011.

•	Net income, which includes a gain of $5.9 million for the change in fair value of contingent consideration related to the acquisition of King's Gaming, grew 9.8% to $37.4 million, or $0.88 per share (fully diluted), in the six months ended June 30, 2012 from $34.0 million, or $0.91 per share (fully diluted), in the same period of 2011.

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•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $34.0 million, or $0.80 per share (fully diluted), for the six months ended June 30, 2012, a 1% increase as compared to income of $33.8 million, or $0.91 per share (fully diluted), for the six months ended June 30, 2011.

Outlook for 2012

For the first six months of 2012, AERL's monthly average Rolling Chip Turnover was $1.7 billion. The Company's Rolling Chip Turnover year-to-date through July 31, 2012 in Macau was $11.4 billion, an increase of 7% year-over-year, compared to $10.6 billion for the first seven months of 2011.

Mr. Lam further stated, “With the tightening of credit over the past few months, as well the uncertainty facing the world economy and especially the slowing economy in China, we believe it is important to be conservative with our guidance. As such, we are lowering our average monthly Rolling Chip Turnover guidance for 2012 from $2.08 billion per month to a range of $1.67 billion to $1.75 billion per month (subject to monthly fluctuations), which equates to a range of $20 billion to $21 billion for full year 2012. Even with the recent developments, we continue to focus on the fundamentals of our business and continue to strive to achieve our previously stated guidance.”

“We are also lowering our Non-GAAP income guidance for the year ended December 31, 2012 from the original range of $88 million to $95 million to a new range of $68 million to $80 million,” concluded Chairman Lam.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results today at 10:00AM EDT/10:00PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-800-500-0920 (United States/Canada)

10-800-714-1202 (North China)

10-800-140-1181 (South China)

800-901-111 (Hong Kong)

800-101-2003 (Singapore)

0808-101-1147 (United Kingdom)

1-719-325-2490 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 8316443.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips" and winning bets are paid out by casinos in so-called "cash" chips. "Non-negotiable chips" are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips" purchased by each player. VIP room gaming promoters therefore require the players to "roll," from time to time, their "cash chips" into "non-negotiable" chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover"). Through the promoters, "non-negotiable chips" can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

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About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A. Another VIP gaming room is located in the Galaxy Resort Macau in Cotai, which is operated by Galaxy Casino, S.A. The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on March 16, 2012, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the	For the	For the	For the
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue from VIP Gaming Operations	$58,531,067	$55,202,878	$125,849,178	$106,456,097

Expenses

- Commission to Agents	38,095,211	33,252,021	81,623,353	64,282,976
- Selling, General and Administrative Expenses	4,367,472	4,247,329	9,211,287	7,539,614
- Special Rolling Tax	468,249	433,003	1,006,662	840,543
- Amortization of Intangible Assets	1,268,319	1,265,657	2,536,835	2,529,726

Total Expenses	44,199,251	39,198,010	94,378,137	75,192,859
Operating income before change in fair value of contingent consideration	14,331,816	16,004,868	31,471,041	31,263,238
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming	7,705,352	5,142,653	5,894,431	2,770,683

Net Income	22,037,168	21,147,521	37,365,472	34,033,921

Comprehensive Income
Foreign Currency

- Translation Adjustment	183,054	(7,611)	507,895	(102,760)
Total Comprehensive Income	$22,220,222	$21,139,910	$37,873,367	$33,931,161

Net Income Per Share
Basic	$0.52	$0.54	$0.88	$0.93

Diluted	$0.52	$0.54	$0.88	$0.91
Weighted Average Shares Outstanding
Basic	42,466,627	38,824,025	42,472,046	36,730,655

Diluted	42,467,083	39,153,220	42,580,233	37,250,775

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	June 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$41,292,569	$16,718,565
Accounts Receivable, Net	1,513,947	1,240,142
Markers Receivable	225,122,473	240,131,089
Prepaid Expenses and Other Assets	127,747	292,559
Total Current Assets	268,056,736	258,382,355

Intangible Assets (net of accumulated amortization of $8,459,042 and $5,902,419 at June 30, 2012 and December 31, 2011, respectively)	52,617,269	54,983,937
Goodwill	15,038,782	14,992,009
Property and Equipment (net of accumulated depreciation of $7,730 and $1,101 at June 30, 2012 and December 31, 2011, respectively)	20,313	26,855
Other Assets	21,575	22,158
TOTAL ASSETS	$335,754,675	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$40,355,721	$46,270,563
Accrued Expenses	11,719,132	16,157,439
Payable-King's Gaming Acquisition, current portion	11,116,885	12,057,600
Loan Payable, Shareholders, current	4,561,746	2,641,619
Total Current Liabilities	67,753,484	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Long-term Payable-King's Gaming Acquisition, net of current portion	15,589,311	32,492,985
Total Liabilities	143,342,795	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 42,451,164 at June 30, 2012 and 38,804,064 at December 31, 2011	4,246	3,881
Additional Paid-in Capital	73,837,277	52,581,098
Retained Earnings	118,168,630	106,308,297
Accumulated Comprehensive Income (Loss)	401,727	(106,168)
Total Shareholders' Equity	192,411,880	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$335,754,675	$328,407,314

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Cash Flow Information

For the Six Months Ended June 30,

(Unaudited)

	2012	2011
Net cash provided by (used in) operating activities	$38,905,094	$(9,506,546)
Net cash provided by (used in) financing activities	$(14,733,107)	$3,222,754
Net increase (decrease) in cash and cash equivalents	$24,171,987	$(6,283,792)

•	Condensed from financial statements

Non-GAAP Financial Measure

Our calculation of non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP earnings per share (“EPS”) for the three and six months ended June 30, 2012 and 2011, differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration. We use this information internally in evaluating our operations and believe this information is important to investors because it provides a more complete picture of our operations for the entire period and is more accurately comparable to the prior-year period. Notwithstanding the foregoing, however, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP. The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended June 30, 2012	For the Three Months Ended June 30, 2011

Net Income attributable to ordinary shareholders	$22,037,168	$21,147,521

Amortization of intangible assets	1,268,319	1,265,657

Change in fair value of contingent consideration	(7,705,352)	(5,142,653)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$15,600,135	$17,270,525

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	For the Three Months Ended		For the Three Months Ended
	June 30, 2012		June 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.52	$0.52	$0.54	$0.54

Amortization of intangible assets	0.03	0.03	0.03	0.03

Change in fair value of contingent consideration	(0.18)	(0.18)	(0.13)	(0.13)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.37	$0.37	$0.44	$0.44

	For the Six	For the Six
	Months	Months
	Ended June	Ended June
	30, 2012	30, 2011

Net Income attributable to ordinary shareholders	$37,365,472	$34,033,921

Amortization of intangible assets	2,536,835	2,529,726

Change in fair value of contingent consideration	(5,894,431)	(2,770,683)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$34,007,876	$33,792,964

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	For the Six Months Ended		For the Six Months Ended
	June 30, 2011		June 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.88	$0.88	$0.93	$0.91

Amortization of intangible assets	0.06	0.06	0.07	0.07

Change in fair value of contingent consideration	(0.14)	(0.14)	(0.08)	(0.07)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.80	$0.80	$0.92	$0.91

Contact:

Asia Entertainment & Resources Ltd.
James Preissler, +1 646-450-8808
preissj@aerlf.com

or

ICR
William Schmitt, 203-682-8294
william.schmitt@icrinc.com

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